Filed by Reuters Group PLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Reuters Group PLC
Commission File No.: 333-08354
The news release below was issued by Reuters Group PLC on December 13, 2007. The filing of this news release under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.
REUTERS TO RESUME SHARE BUYBACK
Thursday, December 13, 2007
London - Reuters is to resume its share buyback programme with immediate effect.
At the time of the announcement of the recommended transaction between The Thomson Corporation and Reuters Group, both Reuters and Thomson temporarily suspended their respective buyback programmes. Thomson announced on 23 November 2007 that it was resuming its share repurchase programme. The Reuters Board has similarly decided to resume its own share repurchase programme and has today entered into an irrevocable arrangement with its brokers Citigroup and JP Morgan Cazenove to repurchase on its behalf and subject to certain parameters, up to 50 million ordinary shares in Reuters. The buyback programme will commence on 13 December and end on the announcement to the market that all regulatory pre-conditions for the proposed transaction have been satisfied or waived.
Once the transaction has closed, each of Thomson-Reuters Corporation and Thomson-Reuters PLC may purchase its own shares or shares in the other, subject to applicable law and any necessary approvals.
Thomson and Reuters continue to expect to receive regulatory clearance for the transaction in the first quarter of 2008. Ongoing discussions with regulators on both sides of the Atlantic have made both companies increasingly optimistic of completing regulatory reviews within the timeframe previously described.
The repurchase of shares by Reuters has been approved by The Takeover Panel pursuant to Rule 37.3 (a) of The Takeover Code. Thomson has also confirmed its approval of the buyback.

Any share repurchases will be effected in accordance with both the Company’s general authority to repurchase shares and Chapter 12 of the Listing Rules, which require that the maximum price paid be limited to no more then 105 per cent of the average middle market closing price of the Company’s Ordinary Shares for the five dealing days preceding the date of purchase.
About Reuters
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,500 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.
Contacts
Investor Relations enquiries
Miriam McKay, Global Head of Investor Relations
+44 (0) 207 542 7057
+44 (0) 7990 56 7057
miriam.mckay@reuters.com
Media enquiries
Victoria Brough, Global Head of Financial PR
+44 (0) 207 542 8763
+44 (0) 7967 044 840
victoria.brough@reuters.com
Forward Looking Statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed transaction involving Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies and cost savings.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:
•	In relation to the proposed Transaction:
○	the ability to achieve the cost savings and synergies contemplated through the proposed Transaction;

○	the approval of the proposed Transaction by Reuters shareholders;

○	the ability to obtain various regulatory approvals and fulfil certain conditions to which the Transaction is subject;

○	the effect of regulatory conditions, if any, imposed by regulatory authorities;

○	the reaction of Thomson’s and Reuters customers, employees and suppliers;

○	the ability to promptly and effectively integrate the businesses of Thomson and Reuters;

○	the impact of the diversion of management time on issues related to the proposed transaction;
•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings;

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in legislation and regulation;

•	adverse governmental action in countries where Reuters conducts its activities;

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions, joint ventures, investments or disposals;

•	the litigious environment in which Reuters operates.

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.
This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the Transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the Transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at 1-800-732-0330.